Cardinal Capital Management, L.L.C. Compliance Manual (with respect to Brown Small Companies Fund)

November 11, 2009

TABLE OF CONTENTS

1.	INTRODUCTION	1
1.1	Role and Responsibilities of the Chief Compliance Officer	1
1.2	Use and Distribution of the Manual	2
2.	EMPLOYEE CONDUCT	3
2.1	Prohibited Transactions	3
2.2	Personal Accounts	3-4
3.	INVESTMENT MANAGEMENT	5
3.1	Investment Objective & Principal Strategies	5
3.2	Compliance	5
4.	TRADING	6
4.1	Best Execution	6
4.2	Trade Allocation/Order Aggregation	6
4.3	Soft Dollars	6
4.4	Error Corrections	7
4.5	Fair Valuation	7
5.	REGULATORY FILINGS	8
5.1	Registration Statement	8
5.2	Form N-Q	8
5.3	Form N-PX	8
6.	MISCELLANEOUS ADVISORY ACTIVITIES	9
6.1	Disaster Contingency Plan	9
6.2	Protection of Client Information	9
6.3	Proxy Voting	9
6.4	Recordkeeping	9-13

EXHIBITS

Section Reference	Name	Last Updated

Section 1.1	CCO Contact Information	11/11/09

Section 1.1	Sample Acknowledgement Form	10/05/04

Section 2.1	Policies & Procedures to Prevent Insider Trading

Section 2.2	Code of Ethics

Section 3.2	Fund Prospectus	09/30/04

Section 4.2	Statement of Policies and Procedures regarding Allocation among Investment Advisory Clients

Section 6.1	Disaster Contingency Plan

Section 6.2	Policy Statement Regarding the Confidentiality and Protection of Client Information

Section 6.3	Proxy Voting Policies and Procedures	08/01/03

Section 6.4	Recordkeeping Matrix	10/05/04

1.INTRODUCTION

Cardinal Capital Management, L.L.C. (the “Adviser”) is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) pursuant to the Investment Advisers Act of 1940 (the “Advisers Act”).  The Adviser provides investment sub-advisory services to Brown Advisory Small-Cap Growth Fund (the “Fund”), a series of Forum Funds, an open-end investment company registered under the Investment Company Act of 1940, as amended, pursuant to a Sub-Advisory Agreement between the Adviser and Brown Investment Advisory Incorporated (“Brown”), the Fund’s investment adviser.

Consistent with Rule 206(4)-7 under the Advisers Act, the policies and procedures contained herein have been adopted and designed to prevent the Adviser from violating the Advisers Act and the rules adopted thereunder with respect to investment sub-advisory services provided to the Fund (the “Compliance Manual”).  The Compliance Manual is comprised of those policies and procedures necessary for the operations of the Fund and are not intended to encompass all of the policies and procedures maintained by the Adviser.

1.1	Role and Responsibilities of the Chief Compliance Officer

The Adviser’s Chief Compliance Officer (the “CCO”) is responsible for administering the policies and procedures set forth in the Compliance Manual and for overseeing the Adviser’s compliance with the Advisers Act and the policies and procedures set forth in the Compliance Manual.  See CCO contact information attached as Exhibit.

The CCO is required to distribute the Compliance Manual to all employees and to obtain an annual acknowledgement from each employee that he/she has read and understands the Compliance Manual and agrees to abide by the policies and procedures set forth therein.  See sample acknowledgement form is attached as Exhibit.

The CCO is responsible for reviewing and revising the policies and procedures of the Compliance Manual on an ongoing basis to ensure continued their appropriateness.  The CCO will periodically test the effectiveness of these policies and procedures. Supplements or revisions to the Compliance Manual will be promptly disseminated to all employees and the Fund’s CCO.  The CCO will review the Adviser’s compliance with each policy and procedure consistent with the requirements of the policy and procedure set forth herein.  The CCO’s review of the Adviser’s compliance with these policies and procedures shall be documented and retained consistent with the Adviser’s record retention policy (See Section 6.4 Recordkeeping).

The CCO will investigate all potential violations of the policies and procedures contained in the Compliance Manual and, in consultation with senior management and counsel, as appropriate, resolve such violations and render appropriate disciplinary measures as warranted.  Employees found to have violated any of the policies and procedures included in the Compliance Manual may be subject to disciplinary action including but not limited to admonition, fines, disgorgement of profits inappropriately obtained and dismissal.  The CCO will report all such violations and any remedial action taken promptly to the Fund’s CCO.

Consistent with Rule 206(4)-7 under the Advisers Act, the CCO will conduct an annual review of the policies and procedures contained in the Compliance Manual.  Within eighteen months of the implementation of the Compliance Manual, the CCO will complete his/her initial annual review of the policies and procedures contained therein.  Any violations detected will be resolved and disciplinary action rendered after consultation with senior management and counsel, as appropriate.  The CCO will report any such violations and remedial action/discipline promptly to the Fund’s CCO.

The CCO may delegate any of his/her responsibilities to other Adviser employees as appropriate but will remain ultimately responsible for the administration and enforcement of the policies and procedures contained in the Compliance Manual.

1.2	Use and Distribution of the Manual

Employees are responsible for reading and understanding the policies and procedures contained in the Compliance Manual.  Employees are also responsible for updating their Compliance Manuals upon receipt of supplements or revisions thereto from the CCO.  The Compliance Manual is for internal distribution only and the contents therein should not be disseminated outside the Adviser without the prior consent of the CCO.

We expect all our employees to act with integrity, competence, dignity, and in an ethical manner when dealing with the public, clients, prospects, the Adviser and your fellow employees.

Employees must promptly report violations of the policies and procedures contained in this Compliance Manual to the CCO.

All questions regarding the Compliance Manual or the application of any policies or procedures thereunder should be directed to the CCO.

2.EMPLOYEE CONDUCT

2.1	Prohibited Transactions

Section 204A of the Advisers Act requires every investment adviser to establish a prohibited transaction policy to prevent the misuse of material non-public information.  No employee may use any information concerning a security held or to be acquired by a client, or his/her ability to influence any investment decisions, for personal gain or in a manner detrimental to the interests of a client.  In addition, no employee shall, directly or indirectly: See Policies & Procedures to Prevent Insider Trading attached as Exhibit.

(1)	Employ any device, scheme or artifice to defraud a client or engage in any manipulative practice with respect to a client;
(2)
Make to a client, any untrue statement of a material fact or omit to state to a client a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

(3)	Engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon a client; or
(4)	Engage in any manipulative practice with respect to a client.

2.2.	Personal Accounts

It is a fundamental policy of the Adviser that persons governed by the Adviser’s Code of Ethics understand and accept the fiduciary responsibility that is owed to the Adviser’s clients including the Fund and its shareholders by reason of Adviser’s service as the investment adviser.

Employees may maintain personal investment accounts.  All personal securities transactions over which the employee has direct or indirect beneficial interest must be pre-cleared by the CCO or his/her designee except those involving less than 2,000 shares of a company with a market capitalization over $200 million and an average trading over 50,000 share for the last ten trading days.  Requests for pre-clearance should be e-mailed to the CCO and his/her designee.  The CCO or his/her designee will review a proposed transaction against the Adviser’s Restricted and Watch Lists and will authorize the transaction by sending an e-mail back to the employee.  The CCO will maintain a copy of the e-mail to the employee as documentation evidencing approval of the personal transaction.

Access Persons and Investment Personnel of the Adviser (as defined in the Adviser’s Code of Ethics) are also subject to additional reporting requirements set for the in the Adviser’s Code of Ethics in order to help prevent violations of the Adviser’s Prohibited Transactions policy.  See Adviser’s Code of Ethics attached as Exhibit.

Charles Schwab provides transactional information for personal accounts maintained therewith by Access Persons and Investment Personnel directly to the Adviser.  Access Persons and Investment Personnel maintaining accounts outside Charles Schwab must provide trade confirmations and monthly account statements to the CCO for review in accordance with the Adviser’s Code of Ethics.

The CCO will review all personal transactions monthly to ensure compliance with the Adviser’s Code of Ethics.

3.INVESTMENT MANAGEMENT

3.1	Investment Objective and Principal Investment Policies

The Fund seeks to achieve long-term capital appreciation.  Under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of small U.S. based companies (“80% Policy”).  Small companies are typically those whose market capitalizations are less than $2.0 billion at the time of purchase.

The Fund primarily invests in the securities of companies that the Adviser believes are undervalued based on the companies’ ability to generate cash flow beyond that required for normal operations and reinvestment in the business.  Importantly, management could use this excess cash flow to pay dividends, make acquisitions, pay down debt and/or buy back stock.

The Fund must provide shareholders with 60 days prior written notice if it changes its 80% Policy.

See the Fund’s current Prospectus attached as Exhibit.

3.2	Compliance

The Adviser maintains a current copy of the Fund’s Prospectus and Statement of Additional Information and the fund’s portfolio managers (the “Portfolio Managers”) consult such documents to help ensure that the investments made on behalf of the Fund are consistent with the Fund’s investment objective and policies.  The Portfolio Managers are responsible for knowing and understanding Fund investment objective, policies and limitations and any changes made thereto as set forth in the Fund’s Prospectus and Statement of Additional Information.  The Portfolio Managers are also responsible for ensuring that transactions implemented on behalf of the Fund are consistent with the Fund’s investment objective, policies and restrictions.

On a daily basis, the Portfolio Managers meet with the trader to discuss and evaluate potential investment transactions for the Fund.  The Portfolio Managers and the trader review the portfolio appraisal report generated daily by the Adviser.  The report lists each Fund portfolio holding as well as the percentage of the Fund’s net assets that the holding comprises prior to implementing any transactions on behalf of the Fund to help ensure compliance with the Fund’s policies and procedures.  The data reflected in the report is as of the close of the prior business day.  The Portfolio Managers also consider data reflected in the weekly compliance report provided by the Fund’s administrator prior to implementing transactions on behalf of the Fund.

The CCO will review the Fund’s transactions and portfolio holdings on a monthly basis for compliance with the Fund’s objective, policies and investment restrictions.

4.           TRADING PRACTICES

The CCO maintains a current list of approved brokers/dealers through which Fund transactions are executed.  The Portfolio Managers, the trader and the CCO formally review the list at least quarterly as part of its best execution review of the Fund’s transaction.  The CCO will provide the Fund CCO with a copy of the Adviser’s current approved list on a quarterly basis and will verify that the Fund’s transactions have been executed only through approved brokers/dealers on a monthly basis.

The CCO will provide a report, no less than annually, to the Fund’s Board of Trustees regarding its trading practices, including data related to best execution and soft dollar arrangements.

4.1	Best Execution

The SEC has indicated that one of the specific obligations that flow from the Adviser’s fiduciary duty is to seek best price and execution of client securities transactions.  The Adviser’s primary consideration in executing transactions on behalf of the Fund is prompt execution of orders in an effective manner and at the most favorable price available.  To achieve best execution, the trader considers several factors including but not limited to the size of the order, the difficulty of execution, efficiency of the executing broker’s facilities (including its research services) and any risk assumed by the executing broker in affecting the transaction.

In order to help ensure that the Fund receives best execution on its transactions, the Portfolio Managers and the trader conduct a quarterly review of qualitative and quantitative data related to the Fund’s transactions.  At the quarterly meeting, the Portfolio Managers and the trader also discuss the trader’s notable experiences with respect to each broker through which Fund transactions were processed over the quarter.  The review is documented by the trader and a copy is provided to the CCO for record retention purposes.

4.2	Trade Allocation/Order Aggregation

The Adviser will block trade where possible, when advantageous to clients in the fairest possible way taking into account clients’ best interests.  Generally, client accounts participating in a block trade will be allocated shares and transaction costs on a pro rata basis.  See Statement of Policy and Procedures Regarding Allocation Among Investment Advisory Clients attached as Exhibit.  The CCO will review exceptions to the order aggregation policy and document the review on a quarterly basis.

4.3	Soft Dollars

Soft dollar arrangements comply with the provisions of Rule 28(e) of the Securities Act of 1934 and AIMR Soft Dollar Standards.  A soft dollar budget is established each year by a committee comprised of the Adviser’s Managing Director, the CCO, and the Equity Trader (the “Soft Dollar Committee”).  No soft dollar arrangement is entered into without the prior approval of the Soft Dollar Committee.  The budget contains a list of each broker/dealer to which the Adviser plans to provide commission business over the year and designated the purposes (the research services to be received) for directing the brokerage to the broker/dealer.  The Soft Dollar Committee reviews the budget on a monthly and annual basis in order to oversee its viability to evaluate underlying soft dollar arrangements and evaluates the brokerage and research services being provided.  The CCO will maintain a copy of the Adviser’s soft dollar budgets and the monthly and annual reviews thereof.

4.4	Error Corrections

The trader will identify any errors, their causes and the party(ies) responsible for the errors.  The trader will report errors made in connection with the purchase and sale of securities made on behalf of the Fund to the Portfolio Managers and the CCO.  The trader will seek the authorization of at least one Portfolio Manager and the CCO prior to correcting the error.  Trading errors are corrected at no cost to the client.  All errors and corrections thereof shall be reported promptly to the CCO, the Fund’s CCO and the Fund’s fund accountant.

4.5	Fair Valuation

On a daily basis, the Portfolio Managers review the daily portfolio appraisal of the Fund’s portfolio holdings that includes prices, as of the prior business day, of the Fund’s portfolio holdings.  The Portfolio Managers access the value of each Fund portfolio holding by evaluating the price of such holding based upon their research of the underlying company.  The Adviser consistently monitors the companies in which the Fund invests.  If a security in the Fund’s portfolio requires a fair determination, the Adviser will value the security consistent with the Fund’s Portfolio Security Valuation Policy and contact the Fund’s administrator to set up a meeting of the Fund’s Valuation Committee as soon as practicable in order to establish a fair value of the security in accordance with the Fund’s Fair Valuation Procedures.  See the Fund’s Portfolio Security Valuation Policy.

5.REGULATORY FILINGS

5.1	Registration Statements

Fund Prospectuses and Statements of Additional Information (the “Registration Statement”) submitted to the Adviser for review of the disclosure contained therein are circulated to the CCO and the Portfolio Managers for comment and returned to the Fund’s administrator.  The CCO and Portfolio Managers will review the Registration Statement disclosure against the Fund’s portfolio holdings and their current and prospective investment intentions for the Fund to help ensure accuracy of the information set forth in the Registration Statement.  See Section 3.2 Compliance.

5.2	Form N-Q

The Statement of Investments and notes related thereto on Form N-Q (the “Form N-Q”) submitted to the Adviser for review of the disclosure contained therein are circulated to the CCO and the Portfolio Managers for comments and returned to the Fund’s administrator.  The CCO and the Portfolio Managers will compare the Form N-Q to the Adviser’s records regarding the Fund’s portfolio holdings to help ensure accuracy of the information set forth in the Form N-Q.

5.3	Form N-PX

Upon request, the CCO will provide the Fund’s administrator with the information necessary to complete Form N-PX on behalf of the Fund.  The CCO maintains records pertaining to the Fund’s proxy voting record pursuant to the Adviser’s Proxy Voting Policies and Procedures.

Section 6 - OTHER PROCEDURES

6.1	Disaster Contingency Plan

The Adviser has adopted a Disaster Contingency Plan to ensure that the Adviser is fully functionable within a day of any event that would prevent the Adviser from occupying or otherwise making use of its regular office facilities in Greenwich, Connecticut.  The CCO is responsible for implementing the plan in the event that the firm is unable to occupy or make use of its regular Greenwich office space.  The CCO shall review the plan on a quarterly basis to ensure its continued appropriateness and shall amended the plan as necessary and appropriate.  See Disaster Contingency Plan attached as Attachment.

6.2	Disclosure of Client Information

Regulation S-P which was adopted to comply with Section 504 of the G-L-B Act requires the Adviser to disclose to clients the policies and procedures followed to use and safe keep personal information.  Employees who obtain nonpublic personal information about a client may not disclose that information to persons or entities outside the Adviser.  See Policy Statement Regarding the Confidentiality and Protect of Client Information attached as Exhibit.

Consistent with this policy, the Adviser will generally not disclose the Fund’s portfolio holdings other than to Fund service providers.  The Adviser may disclose Fund portfolio holdings consistent with applicable disclosure regarding the Adviser’s practice regarding the disclosure of Fund portfolio holdings contained in the Registration Statement.  The CCO will coordinate and monitor compliance with the Adviser’s client information policy.

6.3	Proxy Voting

Pursuant to a Sub-Advisory Agreement between Brown and the Adviser, the Adviser votes proxies related to the securities held in the Fund’s portfolio.  Consistent with the requirements of Rule 206(4)-6 under the Advisers Act, the Adviser has implemented written policies and procedures reasonably designed to ensure that the Adviser votes proxies relating to the Fund’s portfolio holdings in the best interests of the Fund.  See the Adviser’s Proxy Voting policies and Procedures attached as Exhibit.

6.4	Recordkeeping

Pursuant to Rule 204-2 under the Advisers Act, the Adviser is responsible for creating and maintaining true, accurate and current books and records relating to its investment advisory services.

Consistent with Rule 204-2 under the Advisers Act, the Adviser will create and maintain the following books and records:

(1)	A journal or journals, including cash receipts and disbursements records, and any other records of original entry forming the basis of entries in any ledger;

(2)	General or auxiliary ledgers (or comparable records) reflecting asset, liability, reserve, capital, income and expense accounts;

(3)
A memorandum of each order given by the Adviser for the purchase or sale of any security, of any instruction received by the Adviser concerning the purchase, sale, receipt or delivery of a particular security, and of any modification or cancellation of any such order or instruction. Such memoranda shall show the terms and conditions of the order, instruction, modification or cancellation; shall identify the person connected with the Adviser who recommended the transaction to the client and the person who placed such order; and shall show the account for which entered, the date of entry, and the bank, broker or dealer by or through whom executed where appropriate. Orders entered pursuant to the exercise of discretionary power shall be so designated;

(4)	All check books, bank statements, cancelled checks and cash reconciliations of the Adviser;

(5)	All bills or statements (or copies thereof), paid or unpaid, relating to the business of the Adviser as such;

(6)	All trial balances, financial statements, and internal audit working papers relating to the business of such Adviser;

(7)
Originals of all written communications received and copies of all written communications sent by such Adviser relating to (i) any recommendation made or proposed to be made and any advice given or proposed to be given, (ii) any receipt, disbursement or delivery of funds or securities, or (iii) the placing or execution of any order to purchase or sell any security: Provided, however, (a) That the Advisers hall not be required to keep any unsolicited market letters and other similar communications of general public distribution not prepared by or for the Adviser, and (b) that if the Adviser sends any notice, circular or other advertisement offering any report, analysis, publication or other investment advisory service to more than 10 persons, the Adviser shall be required to keep a copy of such but shall not be required to keep a record of the names and addresses of the persons to whom it was sent; except that if such notice, circular or advertisement is distributed to persons named on any list, the Adviser shall retain with the copy of such notice, circular or advertisement a memorandum describing the list and the source thereof;

(8)	A list or other record of all accounts in which the Adviser is vested with any discretionary power with respect to the funds, securities or transactions of any client;

(9)	All powers of attorney and other evidences of the granting of any discretionary authority by any client to the Adviser, or copies thereof;

(10)	All written agreements (or copies thereof) entered into by the Adviser with any client or otherwise relating to the business of the Adviser as such;

(11)
A copy of each notice, circular, advertisement, newspaper article, investment letter, bulletin or other communication that the Adviser circulates or distributes, directly or indirectly, to 10 or more persons (other than persons connected with such Adviser), and if such notice, circular, advertisement, newspaper article, investment letter, bulletin or other communication recommends the purchase or sale of a specific security and does not state the reasons for such recommendation, a memorandum of the Adviser indicating the reasons therefore;

(12)
A record of every transaction in a security in which he Adviser or any advisory representative (as defined in the Rule) has, or by reason of the transaction acquires and direct or indirect beneficial ownership except:

(a)	Transactions effected in any account over which neither the Adviser nor any advisory representative of the Adviser has any direct or indirect influence or control; and

(b)
Transactions in securities that are: direct obligations of the Government of the United States; bankers’ acceptances, bank certificates of deposit, commercial paper, and high quality short-term debt instruments, including repurchase agreements; or shares issued by registered open-end investment companies;

(13)
A copy of each written statement and each amendment or revision thereof, given or sent to any client or prospective client of the Adviser in accordance with the provisions of Rule 204-3 under the Act, and a record of the dates that each written statement, and each amendment or revision thereof, was given, or offered to be given, to any client or prospective client who subsequently becomes a client;

(14)	All written acknowledgements of receipt obtained from clients and disclosure documents delivered to clients by solicitors pursuant to Rule 206(4) (Cash Payments for Client Solicitations);

(15)
All accounts, books, internal working papers, and any other records or documents that are necessary to form the basis for or demonstrate the calculation of the performance or rate of return of any or all managed accounts or securities recommendations in any notice, circular, advertisement, newspaper article, investment letter, bulletin or other communication that the Adviser circulates or distributes, directly or indirectly, to 10 or more persons (other than persons connected with the Adviser); provided, however, that, with respect to the performance of managed accounts, the retention of all account statements, if they reflect all debits, credits, and other transactions in a client's account for the period of the statement, and all worksheets necessary to demonstrate the calculation of the performance or rate of return of all managed accounts shall be deemed to satisfy the requirements of this paragraph;

(16)	A copy of the Adviser’s policies and procedures formulated pursuant to Rule 206(4) under the Advisers Act and documentation of the annual review of the policies and procedures required by the Rule;

(17)	If the Adviser has custody or possession of securities or funds of any client, the Adviser shall include keep:

(a)	A journal or other record showing all purchases, sales, receipts and deliveries of securities (including certificate numbers) for such accounts and all other debits and credits to such accounts;

(b)	A separate ledger account for each such client showing all purchases, sales, receipts and deliveries of securities, the date and price of each purchase and sale, and all debits and credits;

(c)	Copies of confirmations of all transactions effected by or for the account of any such client; and

(d)
A record for each security in which any such client has a position, which record shall show the name of each such client having any interest in such security, the amount or interest of each such client, and the location of each such security;

(18)	With respect to accounts for which the Adviser exercises voting authority for client securities:

(a)	Copies of these proxy voting policies and procedures, and any amendments thereto;

(b)
A copy of each proxy statement that the Adviser receives, provided however that the Adviser may rely on obtaining a copy of proxy statements from the SEC’s EDGAR system for those proxy statements that are so available;

(c)	A record of each vote that the Adviser casts;

(d)	A copy of any document the Adviser created that was material to making a decision how to vote proxies, or that memorializes that decision; and

(e)
A copy of each written client request for information on how the Adviser voted such client’s proxies, and a copy of any written response to any (written or oral) client request for information on how the Adviser voted its proxies; and

(19)	Organizational documentation, charters, minute books and stock certificate books of the Adviser and of any predecessor.

The Adviser utilizes a third-party vendor to capture and store e-mails on an off-site compliance system as they are sent or received.  The e-mail can be reviewed at anytime by logging into the system through the internet.  The e-mail on the system is stored in a non erasable format and are archived in DVD format.  Copies of the DVDs are maintained by the vendor and the Adviser.  The Adviser will retain the DVDs for at least five years in an easily assessable place, the first two years at the Adviser’s offices in Greenwich, Connecticut.

All questions regarding the Adviser’s recordkeeping responsibilities shall be directed to the CCO.  The CCO will be responsible for maintaining and coordinating the recordkeeping system, electronic and hard copy, in compliance with the federal securities laws.  The Adviser shall maintain the records in the locations and for the time periods required by Rule 204-2 under the Advisers Act.  See Matrix Summarizing Recordkeeping Requirements attached as Exhibit .

Cardinal Capital Management, L.L.C.

Chief Compliance Officer Contact Information

Thomas J. Spelman
Chief Compliance Officer

One Greenwich Office Park
Greenwich, CT  06831

203 863 8984 phone
203 861 4112 fax

tspelman@cardcap.com